Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes, minority interest, and equity earnings, net	$16,536	$15,435	$14,004	$14,609	$17,945
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(243)	(247)	(141)	(205)	(235)
Dividends from less than 50% owned affiliates	248	225	200	157	45
Fixed Charges	1,613	1,881	1,787	1,730	1,678
Interest capitalized, net of amortization	(8)	(7)		10	10

Earnings available for fixed charges	$18,146	$17,287	$15,850	$16,301	$19,443

Fixed Charges:
Interest incurred:
Consumer Products	$1,283	$1,525	$1,427	$1,370	$1,331
Financial Services	81	107	94	105	100

	1,364	1,632	1,521	1,475	1,431
Portion of rent expense deemed to represent interest factor	249	249	266	255	247

Fixed Charges	$1,613	$1,881	$1,787	$1,730	$1,678

Ratio of earnings to fixed charges (A)	11.2	9.2	8.9	9.4	11.6

(A)	Earnings from continuing operations before income taxes and minority interest for the year ended December 31, 2002, include a non-recurring pre-tax gain of $2,631 million related to the Miller Brewing Company transaction. Excluding this gain, the ratio of earnings to fixed charges would have been 10.0 to 1.0 for the year ended December 31, 2002.